Exhibit 99.1

For Immediate Release
Contact: Harvey Grossblatt, President
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
Or
Zachary Mizener
Lambert & Co.
315-529-2348

Universal Security Instruments Announces its Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. July 14, 2023 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced its financial results for the fourth quarter and its fiscal year ended March 31, 2023.

The Company reported:

•

For the fourth quarter ended March 31, 2023, sales increased $1,637,217 (38.2%) to $5,927,767 from $4,290,550 from the comparable period last year. The Company reported net income of $284,635, or $0.12 per basic and diluted share compared to a net loss of $235,838, or $0.10 per basic and diluted share for the comparable period of the previous year.

•

For the twelve months ended March 31, 2023, sales increased $2,629,088 (13.4%) to $22,178,873 versus $19,549,785 for the fiscal year ended March 31, 2022.  The Company reported net income of $720,411, or $0.31 per basic and diluted share, versus a net loss of $78,150 or $0.03 per basic and diluted share, for the same period last year.  Results for the twelve months ended March 31, 2023, included the receipt of a federal employee retention credit of approximately $181,000 during the second fiscal quarter of the fiscal year.

Harvey Grossblatt, President and Chief Executive Officer said, “Universal was very pleased to return to profitability with higher sales despite continuing supply chain issues. We continue to strengthen our financial statements by reducing our debt. and increasing shareholder equity.“

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

UNIVERSAL SECURITY INSTRUMENTS, INC. is a distributor of safety and security devices. Founded in 1969, the Company has an over 54-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations, and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(UNAUDITED)
	Three Months Ended March 31,
	2023	2022
Net sales	$5,927,767	$4,290,550
Net income (loss)	284,635	(235,838)
Net income (loss) per share – basic and diluted	0.12	(0.10)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

	Fiscal Year Ended March 31,
	2023	2022
Net sales	$22,178,873	$19,549,785
Net income (loss)	720,411	(78,150)
Net income (loss) per share – basic and diluted	0.31	(0.03)

Weighted average number of common shares outstanding Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

ASSETS	March 31,
	2023	2022
Cash	$151,502	$438,735
Accounts receivable and amount due from factor	3,664,948	4,090,113
Inventory	4,063,632	6,229,061
Prepaid expenses	165,378	241,342
TOTAL CURRENT ASSETS	8,045,460	10,999,251

PROPERTY AND EQUIPMENT – NET	318,641	477,627
OTHER ASSETS	35,773	44,243
TOTAL ASSETS	$8,399,874	$11,521,121

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit - factor	$1,459,350	$2,157,086
Short-term portion of operating lease liability	151,230	131,880
Accounts payable– Trade	948,465	2,557,433
Note payable – Eyston Company Ltd.	—	1,081,440
Accrued liabilities	309,940	619,465
TOTAL CURRENT LIABILITIES	2,868,985	6,547,304

LONG-TERM PORTION OF OPERATING LEASE LIABILITY	172,072	335,411
TOTAL LONG-TERM LIABILITIES	172,072	335,411

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares issued and outstanding at March 31, 2023 and 2022	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
(Accumulated Deficit)	(7,550,153)	(8,270,564)

TOTAL SHAREHOLDERS’ EQUITY	5,358,817	4,638,406
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,399,874	$11,521,121